

November 13, 2023

Kelly Huntington
Chief Financial Officer
MYR GROUP INC.
12121 Grant Street, Suite 610
Thornton, CO 80241

>        **Re: MYR GROUP INC.**
>            **Form 10-K for the year ended December 31, 2022**
>            **Filed on February 22, 2023**
>            **File No. 001-08325**

Dear Kelly Huntington:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.  We note your disclosure related to your discussion and financial condition and results of operations on both the consolidated and segment levels.  Please enhance your disclosures comparing your results of operations to provide a more robust analysis of the underlying reasons and factors materially impacting your results of operations.
Please clearly quantify the dollar impact of all material factors including from acquisitions in order for investors to fully understand the impacts on your results of operations. Furthermore, please ensure your disclosures discuss the main cost drivers affecting your operating expenses and quantify in dollars how those increases/decreases in costs impacted your consolidated and segment amounts including impact on margins during each period presented, as well as management's expectations of how they may impact future results. This comment is also applicable to any interim results of operations presented on a quarterly basis. Please refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

12. Revenue Recognition
Remaining Performance Obligations, page 69

2.     We note that a "vast majority" of your $2.3 billion remaining performance obligations will be recognized in 24 months of which approximately $452 million will be recognized within the next 12 months based on your disclosure on page 70.  Considering your MSAs and contracts could span between 1 to 3 years, please tell us in what periods you expect to recognize the remaining $1.9 billion that would be included in the " vast majority" and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years and 3 years. Refer to ASC 606-10-50-13(b).

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Real Estate & Construction